Adastra Completes Transaction to Terminate Legacy Supply Agreement,
Bringing Phyto Extractions Brand 100% In-House

LANGLEY, BC, February 9, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") a leading cannabis company and producer of two top Canadian concentrate brands, with a focus on processing, adult-use and medical sales, organoleptic and analytical testing, announces the termination of a legacy supply agreement for the Company's Phyto Extractions Brand ("Phyto").

The household brand for legacy cannabis concentrates (vapes and shatter) was 100% acquired by Adastra in 2021 to drive revenue and leverage Adastra's capabilities for operational efficiency. A legacy license agreement remained in place following the acquisition, whereby Phyto utilized a third party's licensing status with Health Canada to exclusively package and sell its popular Phyto branded cannabis consumer packaged products on its behalf, in consideration for payment of royalties back to Phyto (the "Phyto License Agreement"). On August 30, 2022, Adastra announced it had entered into an agreement with the third party, whereby Adastra had the right and option to terminate the Phyto License Agreement subject to certain conditions which have now been met.

"Phyto has experienced incredible growth in revenue and profits over the past year and is a revered brand in the industry," said Michael Forbes, CEO of Adastra. "Having full control of the supply chain for Phyto allows us to streamline our business and retain 100% of Phyto's revenues for the benefit of Adastra's shareholders."

Sales for Phyto branded products totalled $6,690,618 in 2020 and reached $14,268,320 in 2021. To date, Phyto has 114 active SKUs, stocked in eight provinces and territories. Adastra bought back $2,232,137 worth of inventory from the third party and did not incur any debt.

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra's Phyto Extractions brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across Canada. The Company also operates Adastra Labs Inc., a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, under its Controlled Substances Dealer's License. Adastra is poised to be a drug formulation and development leader in these emerging sectors. Adastra operates PerceiveMD, a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

For additional information, please contact:

Michael Forbes, CEO

P: (778) 715 5011, E:  michael@adastraholdings.ca

Alyssa Barry, Investor Relations

ir@adastraholdings.ca